As filed with the Securities and Exchange Commission on December 22, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13 (E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

LIGHTSTONE VALUE PLUS REIT II, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value per share
(Title of Class of Securities)

53227H
(CUSIP Number of Class of Securities)

Terri Warren Reynolds, Esq.
c/o The Lightstone Group
Lightstone Value Plus REIT II, Inc.
1985 Cedar Bridge Avenue, Suite 1
Lakewood, New Jersey 08701
(732) 367-0129
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 2 (this “Amendment”) further amends and supplements the Tender Offer Statement on Schedule TO (the “Original Schedule TO”) filed by Lightstone Value Plus REIT II, Inc., a Maryland corporation (the “Company,” “we,” “us” or “our”) with the Securities and Exchange Commission (the “SEC”) on November 28, 2023 ,as amended by the Amendment No. 1 to Original Schedule TO filed on December 18, 2023 (“Amendment No. 1” and together with the Original Schedule TO, the “Schedule TO”) the relating to the Company’s offer to purchase for cash up to 860,000 shares of the Company’s common stock, par value $0.01 per share (the “Shares”), subject to the Company’s ability to increase the number of Shares accepted for payment in the offer by up to, but not more than, 2% of the Company’s outstanding Shares (resulting in a commensurate increase in the number of Shares by up to approximately 340,000 Shares) without amending or extending the offer in accordance with rules promulgated by the SEC, at a purchase price of $6.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest.  The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 28, 2023 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements thereto, constitute the “Offer,” copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.  This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule TO.

Items 1 through 11.

The first full question and answer on page 2 of the Offer to Purchase is hereby deleted and replaced with the following:

“How was the size and price for the Offer established?

“We established the maximum number of Shares that may be purchased in this Offer by choosing the number equal to the maximum number of Shares sought in the West 4 Offer.  The Company’s board of directors established an Offer price that is higher than the West 4 Offer price of $5.51 per Share in order to reduce the risk that West 4 will be able to profit at our stockholders’ expense. The board chose an offer price that is likely to deter West 4 and other potential future bidders that may try to exploit the illiquidity of the Shares and acquire them at prices substantially below their fair value.  The board also considered other uses of our cash at this time. The board of directors has concluded that our acquisition of Shares pursuant to this Offer would be accretive to remaining stockholders while permitting those stockholders who desire immediate liquidity an opportunity to have their Shares redeemed at a higher purchase price than the purchase price in the West 4 Offer.”

The second sentence of the first paragraph of Section 4 on page 15 of the Offer to Purchase is hereby deleted and replaced with the following:

“Stockholders may also withdraw Shares tendered at any time after January 25, 2024 if their Shares have not been accepted for payment before that time.”

The fourth bullet point from the bottom of page 17 of the Offer to Purchase is hereby deleted and replaced with the following:

“●
the commencement or escalation of war, armed hostilities or other international or national calamity, including, but not limited to, an act of terrorism directly involving the United States that in our reasonable judgment would be material to the Company;”

Section 19 of the Offer to Purchase is hereby amended by inserting the following paragraphs after the first paragraph of the section on page 27:

“The Company’s board of directors believes that both the West 4 Offer price of $5.51 per Share and this Offer price of $6.00 per Share are less than the current and potential long-term value of the Shares, based upon the board’s significant knowledge of the Company’s assets and, among other things, information provided by Company management with respect to the most recent net asset value analysis, indicating these offers undervalue the Company. Company management, however, did not provide an updated estimate of the net asset value of the Company or the Shares from the Company’s most recently published estimated net asset value per share of $10.12 as of December 31, 2022.

“We are making this Offer only to deter West 4 and other potential bidders that may try to exploit the illiquidity of our Shares and acquire them from our stockholders at prices substantially below their fair value, thereby profiting at our stockholders’ expense. We in no way suggest that $6.00 per Share is the fair value of our Shares.”

Item 12.   Exhibits.

The Exhibit Index appearing after the signature page to this Schedule TO is incorporated by reference.

Item 13.   Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

LIGHTSTONE VALUE PLUS REIT II, INC.

Date: December 22, 2023	BY:	/s/ Seth D. Molod
Seth D. Molod
Chief Financial Officer and Executive Vice President

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated November 28, 2023

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Odd Lot Certification Form

(a)(1)(D)*	Letter of Custodians

(a)(2)(A)*	Letter to Stockholders dated November 28, 2023

(a)(2)(B)*	Email to Financial Advisors

(a)(5)(A)*	Excerpt from Current Report on Form 8-K regarding share redemption program

(d)(1)*	Advisory Agreement, dated February 17, 2009, among Lightstone Value Plus REIT II, Inc., Lightstone Value Plus REIT II LP and Lightstone Value Plus REIT II LLC

(d)(2)*	Renewal Agreement, dated February 17, 2023, among Lightstone Value Plus REIT II, Inc., Lightstone Value Plus REIT II LP and Lightstone Value Plus REIT II LLC

107*	Calculation of Filing Fee Table
_________________

*          Previously filed.